

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Barry L. Saunders
Vice President and Chief Financial Officer
Sonoco Products Company
1 N. Second St.
Hartsville, South Carolina 29550

> **Re: Sonoco Products Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 000-00516**

Dear Mr. Saunders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Financial Position, Liquidity and Capital Resources, page 23

Cash Flow, page 23

1.   Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows that explains the significant year-to-year variations in each period for which financial statements are presented. As one example, revise your discussion of cash flows from operating activities to address changes in trade accounts receivable, inventories, and accrued expenses in the periods for which financial statements are presented. For additional guidance, refer to SEC Release No. 33-8350.

Capital Resources, page 23

2.   We note the disclosure on page 24 of your filing stating that cash balances are held in numerous locations throughout the world, with the vast majority held outside of the United States. We also note your disclosure stating that you consider the majority of your current cash balances to be indefinitely invested outside of the United States. In order to provide additional information useful to an investor, please expand your disclosure to state the amount of cash and short term investments that are held by foreign subsidiaries.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-8

3.   We note that you acquired Tegrant Holding Corporation in November 2011 for cash consideration of $550 million. Your disclosure regarding this acquisition states that goodwill is attributable to the acquired entity's workforce and the expected future cash flows of the business. Please revise to provide additional information describing the factors that make up the goodwill recognized in more detail. Refer to FASB ASC 805-30-50-1a.

Note 14 – Commitments and Contingencies, page F-26

Contingencies, page F-26

4.   We note your disclosure regarding contingencies states that you cannot currently estimate the final outcome of many of the items described in your filing or the ultimate amount of potential losses. Your disclosure also states that the ultimate liabilities relating to claims and proceedings may be significant to profitability in the period recognized, but that it is management's opinion that such liabilities will not have an adverse material effect on your consolidated financial position or liquidity. These statements appear to be inconsistent as this type of materiality assessment is likely to include a loss contingency estimate. Please tell us how you considered disclosing the range of loss for unrecognized contingent liabilities. Refer to FASB ASC 450-20-50-3 and 50-4. In addition, please tell us if the reference to your inability to "estimate the final outcome of many of the items described" is an indication that there are certain matters for which the amount of possible loss or a range of loss can be estimated.

5.   In connection with the preceding comment, please tell us if your use of the word "significant" in describing the potential impact of claims and proceedings to your profitability is meant to convey that these matters may have a material impact on your

profitability. If not, please provide us with additional detail clarifying the intent of this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief